Exhibit 99.1

HUYA Inc. Announces New US$50 Million Share Repurchase Program

GUANGZHOU, China, March 18, 2026 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced that its board of directors has authorized a new share repurchase program (the “2026 Share Repurchase Program”), effective immediately on March 18, 2026.

Under the 2026 Share Repurchase Program, the Company may repurchase up to US$50 million of its American depositary shares (“ADSs”) and/or ordinary shares over a 24-month period ending on March 18, 2028.

The Company’s previous share repurchase program, which was originally adopted on August 15, 2023 (the “2023 Share Repurchase Program”), was scheduled to expire on March 31, 2026. Upon the effectiveness of the 2026 Share Repurchase Program on March 18, 2026, the 2023 Share Repurchase Program was terminated, and any of the unutilized quota of US$24.5 million under the 2023 Share Repurchase Program was cancelled.

Repurchases under the 2026 Share Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the 2026 Share Repurchase Program periodically and may authorize adjustments to its terms and size. The Company expects to fund repurchases made under the 2026 Share Repurchase Program from its existing funds.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya's efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com